UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

LAKESHORE BIOPHARMA REPORTS CHANGE IN CONTROL

On July 8, 2025, LakeShore Biopharma Co., Ltd (the “Company”) entered into a Share and Warrant Purchase Agreement (the “Purchase Agreement”) with an investor, namely Crystal Peak Investment Inc. (“Crystal Investment”), relating to the offer and sale of 16,987,542 ordinary shares of the Company, par value US$0.0002 per share (“Ordinary Shares”), and warrants to purchase an additional 16,987,542 Ordinary Shares (the “Warrants”) for an aggregate purchase price of US$15 million in a private placement (the “Private Placement”). The closing of the Private Placement occurred on July 8, 2025. Subsequent to the closing, on July 11, 2025, the Company issued 4,033,790 Ordinary Shares to Crystal Investment in connection with its full exercise of the Warrants on a cashless basis.

To the Company’s knowledge, the number of Ordinary Shares beneficially owned by Crystal Investment is 21,021,332, representing approximately 51.0% of the 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: July 15, 2025

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